INDOSAT IS COMMITTED TO DEVELOP INDONESIAN TELECOMMUNICATION INDUSTRY AND CONTINUES TO INVEST HEAVILY TO PROVIDE THE BEST TELECOMMUNICATION SERVICES FOR ITS CUSTOMERS

Indosat Appointed Thales Alenia Space France As The Partner To Build

And Launch Palapa-D Satellite

Jakarta, June 29, 2007 - PT Indosat Tbk, today appointed Thales Alenia Space France (TASF) to build and launch the Palapa-D Satellite which will be launched in year 2009 and has service life time of 15 years. Palapa-D Satellite will replace Palapa-C2 Satellite which will be expired in 2011 placed in slot 113º BT. Based on Thales Alenia Space Spacebus 4000B3 platform, Palapa-D Satellite will have larger capacity compared to Palapa-C2 Satellite of which it has 24 standard C-band, 11 extended C-Band and 5 Ku-band transponders, with coverage of Indonesia, ASEAN countries, Asian countries, Middle East and Australia. Palapa-D Satellite will have a launch mass of 4.1 tons and a payload power of 6.4 kW.

“The launch of Palapa-D Satellite strongly shows our commitment to Indonesian telecommunication industry to provide the best and continuation services to customers who use our satellite service including TV broadcasters, VSAT providers and other corporate customers. Likewise to Palapa-C2 Satellite, we will use Palapa-D Satellite as the backbone to support other Indosat services, such as cellular, fixed voice telecommunications and fixed data services”, said Johnny Swandi Sjam, President Director of PT Indosat.

Indosat appointed TASF to build and launch Palapa-D Satellite through a tender process in which Indosat invited several potential experienced manufacturers from domestic and international. Indosat based the appointment of TASF on its capability to meet Indosat’s requirements and its ability to provide competitive and comprehensive communications solutions. Indosat and TASF have jointly selected Long March 3B as the launch vehicle for the Palapa-D satellite. Launch is expected to occur during the second half of 2009.

Pascale Sourisse, President and CEO of TASF, added, “We are delighted to have been selected by INDOSAT for the construction and launch of Palapa-D. We have been involved from the early stages of the procurement process to define and offer INDOSAT an attractive technical and business proposal. I am very pleased that INDOSAT acknowledged our dedication and would like to ensure our full commitment to the successful completion of this program.”

“The cost of building and launching Palapa-D project is between US$200 - US$300 million. Indosat will finance this Palapa-D Satellite with company’s internal and external resources”, added Johnny. The cost covers the development of the satellite, the launching cost, the launching insurance cost, Augmentation of Master Control Station and training for Indosat staffs.

“Today signing event, which was attended by the Minister of Communications and Informatics, members of the house of representatives and members of the Indonesian Telecommunications Regulatory Body, is the cornerstone for Indosat in the operation of satellite considering that Indosat started its businesses 40 years ago as the international telecommunication service provider with the use of satellite technology and also Indosat has operated Palapa-C2 Satellite since 1996”, added Johnny.

About Indosat

Indosat Tbk is a leading telecommunication and information service provider in Indonesia that provides cellular services (Mentari, Matrix and IM3), fixed telecommunications or fixed voice service (IDD service such as IDD 001, IDD 008 and FlatCall 01016 and fixed wireless access such as StarOne and I-Phone). Indosat also provides fixed data (MIDI) services through Indosat and its subsidiary companies, Indosat Mega Media (IM2) and Lintasarta and also provides satellite services. In addition, Indosat provides 3.5 G cellular service with HSDPA technology. Indosat's shares are listed in the Jakarta and Surabaya Stock Exchange (JSX:ISAT) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:IIT).

About Thales Alenia Space

European leader in satellite systems and at the forefront of orbital infrastructures, Thales Alenia Space is a joint venture between Thales (67%) and Finmeccanica (33%). Together with Telespazio, Thales Alenia Space forms the “Space Alliance” between the two groups. The company is a worldwide reference in telecoms, radar and optical Earth observation, defense and security, navigation and science. With 7200 employees and 11 industrial sites, Thales Alenia Space is located in France, Italy, Spain and Belgium. www.thalesaleniaspace.com

Indosat Press Contact

Corporate Secretary

Telp : 62-21-3869614

Fax  : 62-21-3804045

E-mail : investor@indosat.com

Divisi Investor Relations

Telp : 62-21-3869615

Fax  : 62-21-3804045

E-mail : investor@indosat.com

Website : www.indosat.com

Thales Alenia Space Press Contact

Florence Pontieux

Telp: +33 (0)1 57 77 91 26

 E-mail : florence.pontieux@thalesaleniaspace.com

Sandrine Bielecki

Tel: +33 (0)4 92 92 70 94

 E-mail :sandrine.bielecki@thalesaleniaspace.com